FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	…………………………………………………… ,	2011	..

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 16, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding Intentions to enter a Share Transfer Agreement for the Shares of Hitachi Displays, Ltd.

November 15, 2011

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Toshihide Aoki General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Intentions to enter a Share Transfer Agreement for the

Shares of Hitachi Displays, Ltd.

At a Board of Directors meeting held on November 15, 2011, Canon Inc. (the “Company”) passed a resolution to enter a share transfer agreement under which the Company would sell all the shares it holds in Hitachi Displays, Ltd., to Hitachi, Ltd.

Since March 2008, the Company has had a stake in Hitachi Displays, Ltd. In regards to the establishment of Japan Display K.K., a joint venture between Toshiba Corporation (“Toshiba”), Sony Corporation (“Sony”), Hitachi, Ltd. (Hitachi) and Innovation Network Corporation of Japan (“INCJ”), its main shareholder, Hitachi made a request to purchase all of the shares held by the Company. After reviewing this request, the Company decided to cooperate, as the establishment of Japan Display K.K. would enhance strengths in small- and medium-sized display and OLED technologies as well as contribute to improved features of devices which will be used in the Company’s products.

There is no change to the consolidated financial forecasts for Canon Inc. due to this case.

Outline of Hitachi Displays

1)	Company name	:	Hitachi Displays, Ltd.
2)	President	:	Yoshiyuki Imoto
3)	Headquarters	:	Chiyoda-ku, Tokyo, Japan
4)	Established	:	October 1, 2002
5)	Main businesses	:	Design, manufacture, and sales of small & medium-sized LCD panels and related products, as well as maintenance and services
6)	Fiscal year-end	:	March 31
7)	No. of employees	:	Approx. 2,600 (As of March 31, 2011)
8)	Capital	:	35.2 billion yen (As of March 31, 2011)
9)	Shareholdings	:	Hitachi, Ltd. : 75.1%, Canon Inc. : 24.9% (As of March 31, 2011)
10)	Sales	:	150.8 billion yen (Fiscal year ended March 31, 2011)

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.